Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
2C, Fuxingmennan Street
Xicheng District, Beijing
The People's Republic of China

Via EDGAR

October 12, 2007

Mr. William Choi
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549, USA

Re:	Huaneng Power International, Inc.

Dear Mr. Choi:

We refer to your letter dated September 19, 2007 regarding the Form 20-F of Huaneng Power International, Inc. (the “Company”) for the fiscal year ended December 31, 2006 filed with the United States Securities and Exchange Commission (the “Commission”) on April 16, 2007 with the file number 1-13314, which was received by us on October 8, 2007. Set forth below are our responses to your comments raised in your letter of September 19, 2007. For your convenience, we have also restated your comments below in italics.

1.	In future filings, please revise your certifications at Exhibit 12.1 and 12.2 to address the following deficiencies:

•	remove the description of the report as the "annual" report in paragraphs 2, 3 and 4(a);

•	reference the phrase "disclosure controls and procedures" instead of "disclosure procedures" in paragraph 4(c); and

•	replace the term "material weakness" with its plural form in paragraph 5(a).

The Company notes your comments and will revise the certifications at Exhibits 12.1 and 12.2 accordingly in future filings.

2.    We note that your certification at Exhibit 12.2 does not include the introductory language in paragraph 4 that refers to the certifying officer's responsibility for establishing and maintaining internal control over financial reporting.  In future filings, please revise your certification to include this introductory language.  Refer to Exchange Act Rule 12b-15.

The Company notes your comment and will revise the certification at Exhibit 12.2 accordingly in future filings.

*           *           *

The Company acknowledges the following to the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by phone at +8610-6649-1856 or by fax at +8610-6649-1888 if you have any questions.

Sincerely,

Huaneng Power International, Inc.

/s/ Zhou Hui
Zhou Hui
Chief Accountant